

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2015

<u>Via E-mail</u>
Wan Soo Lee
President and Chief Executive Officer
Pacificorp Holdings, Limited
500 North Rainbow Road, Suite 300
Las Vegas, Nevada 89107

> **Re:** **Pacificorp Holdings, Limited**
> **Registration Statement on Form S-1**
> **Filed April 21, 2015**
> **File No. 333-20358**

Dear Mr. Lee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that Wan Soo Lee's address on page 23 is the registrant's address. We also note, however, that the address given for him in Exhibit 3.1 is the same address as the agent for process. With a view to clarifying disclosure in the registration statement, advise us of Mr. Lee's address.

<u>Prospectus Summary, page 6</u>

2. We note references here and on pages 31-33 to "our consulting geologist." Please identify the consultant and the agreement or arrangement under which he or she is providing advice to you.

<u>Directors, Executive Officers, Promoters and Control Persons, page 22</u>

3. Please disclose Mr. Yoo's employment from 2011 through 2013. See Item 401(e)(1) of Regulation S-K.

<u>Financial Statements, page 40</u>

<u>Balance Sheet, page F-2</u>

4. We note that you have recorded $15,000 as mineral claims on your balance sheet. Your disclosure at page 6 indicates that these costs relate to staking the claim and the provision of a geological report. Please quantify the costs associated with the geological report, explain the nature of these costs and why you believe capitalization is appropriate. To the extent that these costs relate to exploration activities conducted on the property, explain why you have not expensed these costs as incurred consistent with your accounting policy at page F-6.

<u>Exhibit 23.1</u>

5. The consent provided by your independent registered public accounting firm refers to the "balance sheet of Pacificorp Holdings, LTD as of the period ended October 6, 2014 (inception) and January 31, 2015." Please provide a revised consent that refers to the audited balance sheet as of January 31, 2015.

6. Please file the agreement by which you acquired your mineral claim and incurred an annual fee of $2,340 to retain title to the mineral claim.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Marlowe at (202) 551-5395 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Jill Arlene Robbins, Esq.